26 February 2015

National Grid plc (‘National Grid’)

Change in Director Responsibilities

As previously announced by the Company on 11 February 2015, Philip Aiken stepped down from the Board of National Grid on 25 February 2015.

Following Philip’s departure, Paul Golby has been appointed as chairman of the Safety, Environment and Health Committee as well as a member of the Audit Committee. Paul remains a member of the Nominations and Remuneration Committees.

These changes take effect from 25 February 2015.

CONTACT
Alice Morgan
Assistant Company Secretary

0207 004 3228